FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of Resolutions at the 146th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 29, 2022

To Our Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions at the 146th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 146th Ordinary General Meeting of Shareholders of the Company held today.

Matters reported on:

1. Business Report, Consolidated Financial Statements, and Unconsolidated Financial Statements for the 145th fiscal year (from April 1, 2021 to March 31, 2022)

2. Audit Reports on the Consolidated Financial Statements for the 145th fiscal year by the Accounting Auditors and the Audit and Supervisory Committee

The contents of these documents were reported.

Matters resolved:

First Proposal:	Appropriation of Surplus This item was approved as originally proposed. (The year-end dividend is 90 yen (JPY90.00) per share.)
Second Proposal:	Partial Amendment to the Articles of Incorporation This item was approved as originally proposed. (The content of the amendment is as set forth in pages 3 and 4.)
Third Proposal:
Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members
As proposed, Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Olivier Bohuon, Jean-Luc Butel, Ian Clark and Steven Gillis were re-elected, Masami Iijima, John Maraganore and Michel Orsinger were newly elected, and all eleven (11) Directors who are not Audit and Supervisory Committee Members assumed their respective offices.
Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, Masami Iijima, John Maraganore and Michel Orsinger are External Directors defined in Article 2, item 15 of the Companies Act.

Fourth Proposal:
Election of Four (4) Directors who are Audit and Supervisory Committee Members
As proposed, Koji Hatsukawa and Emiko Higashi were re-elected, Yoshiaki Fujimori and Kimberly A. Reed were newly elected, and all four (4) Directors who are Audit and Supervisory Committee Members assumed their respective offices.
All of them are External Directors defined in Article 2, item 15 of the Companies Act.

Fifth Proposal:
Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
It was proposed and approved that the amount within 500 million yen in total be paid to the three (3) Directors (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year.

End of Document

The Content of the Amendment to the Articles of Incorporation

(Amendments are underlined.)

Before the Amendment	After the Amendment
Article 14. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders)
In convening a general meeting of shareholders, the Company may be deemed to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, unconsolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice.
<Deleted>
<Newly established>
Article 14. (Measures for Electronic Provision, Etc.)
The Company shall, when convening a general meeting of shareholders, take measures for electronic provision of information included in reference documents for general meetings of shareholders, etc.
(2) Among the matters for which measures for electronic provision are to be taken, the Company shall not be required to include all or part of the matters stipulated in the Ordinances of the Ministry of Justice in the hardcopies of documents to be sent to shareholders who have requested them by the record date for voting rights.

Before the Amendment	After the Amendment
Supplementary Provisions <Newly established>
Supplementary Provisions
Article 3. (Transitional Measures concerning Measures for Electronic Provision, Etc.)
The deletion of Article 14 (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders) of the Articles of Incorporation before the amendment based on the resolution at the 146th ordinary general meeting of shareholders held in June 2022 (hereinafter referred to in this article as the “Pre-amendment AOI”) and the new establishment of Article 14 (Measures for Electronic Provision, Etc.) after the amendment based on the same resolution shall take effect on September 1, 2022 (hereinafter referred to in this article as the “Effective Date”).
(2) Notwithstanding the provisions of the preceding paragraph, Article 14 of the Pre-amendment AOI shall remain in force with respect to a general meeting of shareholders to be held on or before the last day of February 2023.
(3) Article 3 of the Supplementary Provisions hereof is to be deleted on the day on which six (6) months have elapsed from the Effective Date or the day on which three (3) months have elapsed from the day of the general meeting of shareholders set forth in the preceding paragraph, whichever is later.